UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

SunPower Corporation (Name of Issuer)
Class A Common Stock, $0.001 par value (Title of Class of Securities)
867652109 (CUSIP Number)
December 30, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 867652109

1.	Names of Reporting Persons. Thomas Linn Dinwoodie I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,631,379

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,631,379

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,379

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.66%

12.	Type of Reporting Person IN

Represents 1,606,685 shares owned directly by Mr. Dinwoodie, 12,347 shares owned by the Jaelyn Wolf Irrevocable Trust UAD May 5, 2005, of which Mr. Dinwoodie is the Trustee, and 12,347 shares owned by the Ariel Wolf Irrevocable Trust UAD May 5, 2005, of which Mr. Dinwoodie is the Trustee.

SunPower has two classes of common stock outstanding: class A, with one vote per share and class B, with eight votes per share. All 44,533,287 outstanding shares of class B common stock are owned by Cypress Semiconductor Corporation. The 1,631,379 shares of which Mr. Dinwoodie has beneficial ownership represent 0.4% of the total voting power of SunPower's outstanding common stock.
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Item 1.
(a)	Name of Issuer SunPower Corporation
(b)	Address of Issuer's Principal Executive Offices 3939 North First Street, San Jose, CA 95134

Item 2.
(a)	Name of Person Filing Thomas Linn Dinwoodie
(b)	Address of Principal Business Office or, if none, Residence 3939 North First Street, San Jose, CA 95134
(c)	Citizenship USA
(d)	Title of Class of Securities Class A Common Stock, $0.001 par value
(e)	CUSIP Number 867652109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,631,379
(b)	Percent of class: 4.66%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,631,379
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 1,631,379
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The beneficiary of the Jaelyn Wolf Irrevocable Trust UAD May 5, 2005 has the right to receive dividends from, and the proceeds from the sale of, 12,347 shares. The beneficiary of the Ariel Wolf Irrevocable Trust UAD May 5, 2005 has the right to receive dividends from, and the proceeds from the sale of, 12,347 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

By:	/s/ Thomas Linn Dinwoodie Thomas Linn Dinwoodie

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